[Womble Carlyle Sandridge & Rice Letterhead]
Ross H. Parr
Direct Dial: 704.331.4925
Direct Fax: 704. 338.7836
E-mail: rparr@wcsr.com
July 28, 2005
Via EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeffrey B. Werbitt, Esq.

Re:	RF Micro Devices, Inc.
Schedule TO-I
File No. 005-52447
Ladies and Gentlemen:
     On behalf of RF Micro Devices, Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 to the Schedule TO-I referenced above.
     Amendment No. 2 is being filed in response to comments contained in the letter dated July 26, 2005 from Jeffrey B. Werbitt of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Robert A. Bruggeworth, the Company’s President and Chief Executive Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s July 26, 2005 letter and are based upon information provided to Womble Carlyle Sandridge & Rice, PLLC (“Counsel”) by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Schedule TO-I set forth in Amendment No. 2. For your convenience, included with this letter are selected pages of the Offer to Exchange identifying revisions made in response to the Staff’s comments. Page numbers referred to in the responses reference the applicable pages of the revised Offer to Exchange included with Amendment No. 2, which was filed on EDGAR. Capitalized terms used but not otherwise defined herein have the meanings given them in the Offer to Exchange, which was first filed with the Schedule TO-I as exhibit (a)(1)(i) on July 11, 2005.

Securities and Exchange Commission
Attention: Jeffrey B. Werbitt, Esq.
July 28, 2005

     On behalf of the Company, we advise you as follows:
Schedule TO-I
General
     Comment 1: We note that you filed a proxy statement in definitive form on June 14, 2005. In view of the fact that the purpose of proposal 2 is to approve a proposed exchange of outstanding stock options for new options, please advise of the basis for your belief that RF Micro was not required to file a preliminary proxy statement pursuant to 14a-6(a). In this regard, explain why you believe proposal 2 is consistent with one or more of the matters set forth in 14a-6(a)(1)-(6).
     Response 1: Rule 14a-6(a)(4) of the Exchange Act provides that a registrant does not have to file a preliminary proxy statement for the approval or ratification of a stock plan or amendments to such a plan. The Company believes that the Option Exchange Program should be characterized as an amendment to its current stock plans and that the Company was thus not required to file a preliminary proxy statement pursuant to Rule 14a-6(a)(4) of the Exchange Act. Counsel for the Company spoke with a member of the Staff of the Office of Mergers and Acquisitions on March 18, 2005, who confirmed that the Company’s Option Exchange Program would be viewed as an amendment to its stock plans and that the Company would not need to file a preliminary proxy statement prior to filing its definitive proxy statement. In February 2005, a representative of The Nasdaq Stock Market confirmed with Company counsel that Nasdaq also would view an option exchange program as a deemed amendment to one or more stock plans pursuant to existing Nasdaq interpretations (IM-4350-5).
     Comment 2: Please explain in your response letter why you have not provided the pro forma financial information required by Item 1010(b) of Regulation M-A.
     Response 2: The Company notes that, pursuant to Instruction 1 to Item 10 of Schedule TO, the pro forma financial information required by Item 1010(b) of Regulation M-A is required to be included in a Schedule TO filing only if it is “material to a security holder’s decision whether to sell, tender or hold the securities sought.” Prior to filing the Schedule TO-I on July 11, 2005, the Company determined that the Item 1010(b) pro forma information disclosing the effect of the transaction was not material to an Eligible Employee’s decision as to whether to tender Eligible Options. This determination was based on the fact that even if the Offer was fully subscribed, the Offer would have no material impact on the Company’s balance sheet, statement of income, earnings per share, ratio of earnings to fixed charges or book value per share because the Eligible Options are out-of-the-money and the New Options will have an exercise price equal to the closing price of the Company’s common stock on the date immediately preceding the Grant Date. Thus, earnings per share calculations are not impacted by the Option Exchange Program as of the Closing Date because neither Eligible Options nor New Options are included in the calculation and any future impact will be dependent on the future price of the Company’s

Securities and Exchange Commission
Attention: Jeffrey B. Werbitt, Esq.
July 28, 2005

common stock. As a result, other than the incurrence of immaterial transaction costs, the Offer will not have a material impact on the Company’s balance sheet, statement of income, earnings per share, ratio of earnings to fixed charges or book value. Accordingly, the Company respectfully submits that compliance with Item 1010(b) of Regulation M-A is not a necessary component of the Option Exchange Program.
     Comment 3: We note the disclosure at the forepart of the document that “[i]t is possible that modifications may be made to the terms offered Eligible Employees in countries outside of the United States . . . .” In your response letter, please describe these potential modifications and explain why they are necessary under home country law or practice. We may have additional comments.
     Response 3: The Company notes that any modifications to the terms of the Offer to Exchange for Eligible Employees in countries outside of the United States are specifically set forth in Schedule C to the Offer to Exchange and the applicable option agreements for each country. At this time, the Company does not intend to modify the terms of the Offer to Exchange for non-U.S. Eligible Employees, except as set forth in Schedule C to the Offer to Exchange and the applicable option agreements for each country, and the Company is not aware of any other modifications that need to be made to ensure continued compliance with foreign securities laws. The Company supplementally advises the Staff that it will file an amendment to the Schedule TO-I currently on file with the Commission if any modifications are required to be made prior to the Closing Date.
Offer to Exchange
General
     Comment 4: We note the reference to the closing price of RF Micro’s common stock on June 27, 2005. Please advise us as to why you refer to this date rather than a date immediately prior to the commencement of the offer.
     Response 4: Due to the time required to (i) print the Offer materials and (ii) prepare the Offer materials for distribution to all Eligible Employees, which was made more difficult by the Independence Day holiday and the schedule of the printer retained by the Company (which was closed on Independence Day), it was necessary for the Company to send all Offer materials to the printer on June 29, 2005 in order for the Company to be in a position to launch the Offer on July 11, 2005. This schedule allowed the Company sufficient time to review the printed copies of the Offer materials and prepare such materials for mailing on July 11, 2005. As such, June 27, 2005 was the latest date for which the Company could disclose the closing price of its common stock and still be in a position to distribute the Offer materials on July 11, 2005.
     Comment 5: You disclose throughout your document that the board of directors retains the authority, in its sole discretion, to terminate, modify, amend or postpone the Option

Securities and Exchange Commission
Attention: Jeffrey B. Werbitt, Esq.
July 28, 2005

Exchange Program at any time prior to expiration. Although we agree that you may retain the authority to modify or amend the Option Exchange Program in your discretion, it is our view that you may terminate the offer only if one of the listed offer conditions so permits. In this regard, since you do not reference the occurrence of any listed offer condition, this language seems to inappropriately imply that you may terminate the offer at will, in your sole discretion, and for any reason. Please confirm your understanding, and revise the disclosure throughout your Offer to Exchange.
     Response 5: The Company notes the Staff’s comment and has revised the disclosure in the forepart and pages 1, 4 and 14 of the Offer to Exchange accordingly.
     Comment 6: Throughout the offer materials, you refer to your right to “postpone” the offer. Clarify what you mean. For example, are you using this term to mean extension of the offer? We may have additional comments after reviewing your response.
     Response 6: The Company has revised the disclosure in the Offer to Exchange in response to the Staff’s comment and has deleted references to the word “postpone” on the second page of the forepart and on pages 1, 4, 11 and 14 of the Offer to Exchange.
     Comment 7: We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item 1010(c) of Regulation M-A requires that at least a complete summary of that information be disseminated to note holders. See instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. We note that you provide summary financial information in Schedule A to your Offer to Exchange. However, it appears that you have not provided all of the summary financial information required. For example, we were unable to locate the ratio of earnings to fixed charges and the book value per share required by Item 1010(c)(4) and (5), respectively. Please revise your Offer to Exchange or advise.
     Response 7: The Company notes that, pursuant to Instruction 1 to Item 10 of Schedule TO, the summary financial information required by Item 1010(c) of Regulation M-A is required to be included in a Schedule TO filing only if it is “material to a security holder’s decision whether to sell, tender or hold the securities sought.” The ratio of earnings to fixed charges and the book value per share: (i) are inapplicable to an exchange of stock options that are not listed or quoted on any exchange or automated quotation system and (ii) would, in any event, be unchanged for the Company even if the Offer is fully subscribed. As a result, prior to filing the Schedule TO-I on July 11, 2005, the Company determined that the ratio of earnings to fixed charges and book value per share discussed in Items 1010(c)(4)-(5) was not material to an Eligible Employee’s decision as to whether to tender Eligible Options. Accordingly, the Company respectfully submits that it has disseminated to Eligible Employees all of the summary financial information that would be material to a decision whether to tender any Eligible Options.

Securities and Exchange Commission
Attention: Jeffrey B. Werbitt, Esq.
July 28, 2005

Risk Factors, page 9
     Comment 8: On page 10, you advise that option holders who do not “affirmatively decline” participation in the Option Exchange Program (versus those who simply do not participate) may be adversely affected by the offer. Please clarify how option holders “affirmatively decline” the offer.
     Response 8: Internal Revenue Code § 424(h)(1), governing modifications of incentive stock options, provides that “if the terms of any [incentive] option to purchase stock are modified, extended, or renewed, such modification, extension or renewal shall be considered as the granting of a new option.” However, Treasury Regulation §1.424-1(e)(4)(iii) provides:
An option is not modified merely because an optionee is offered a change in the terms of an option if the change to the option is not made. An offer to change the term of an option that remains open less than 30 days is not a modification of the option. However, if an offer to change the term of a option remains outstanding for 30 days or more, there is a modification of the option as of the date the offer to change the option is made.
Therefore, if the tender offer period is kept open for 30 days or more, any person allowed to tender his or her option will have the option modified as of the original date of the offer, even if he or she does not elect to accept the tender offer.
     The 30-day limitation on offering an optionee a change to the terms of the option, without effecting a modification of the option, was not contained in the proposed regulations governing incentive stock options. See 68 Fed. Reg. 34344 (June 9, 2003). Rather, the 30-day limitation first appears in the final regulations. See 69 Fed. Reg. 46401, 46405 (August 3, 2004). Although the preamble to the final regulations references the 30-day requirement, it does not provide any explanation for this additional requirement and does not elucidate the circumstances under which it would apply. It states simply:
The 2003 proposed regulations also provide that an option is not modified merely because an optionee is offered a change in the terms of the option if the change is not made. These final regulations retain this rule, but also provide that if an offer to change the terms of the option remains outstanding for less than 30 days, the option is not modified. However, if the offer to change the terms of the option remains outstanding for 30 days or more, the option is treated as modified as of the date the offer to change the terms of the option is made.
The Company does not believe that this requirement would be applicable in the context of the Option Exchange Program because it is scheduled to be open for only 26 days. Nevertheless, in an abundance of caution and in order to provide Eligible Employees with as much information as possible, the Company disclosed the existence of this statement as a risk factor.

Securities and Exchange Commission
Attention: Jeffrey B. Werbitt, Esq.
July 28, 2005

     The Company currently has no intention of extending the Offer beyond 12:00 midnight EDT on August 5, 2005 and there is thus no intent on the part of the Company for the Offer to be outstanding for a period of 30 days. In the highly unlikely event that the Company’s intentions change and it decides to extend the Offer so that it would be open for 30 days or more (such that the above rule would then become applicable), the Company would promptly distribute such information to all Eligible Employees in accordance with Rule 13e-4(e)(3). The Company undertakes to the Staff that it would further advise Eligible Employees of the need to affirmatively decline the Offer to avoid modification of their existing incentive stock options and would provide specific instructions as to alternative means to accomplish an affirmative declination. The Company also supplementally advises the Staff that during the pendency of this Offer, the Company has expressed its willingness to allow any Eligible Employee who so desires to affirmatively decline the Offer by any reasonable method, despite the fact that the Offer is scheduled to close without implicating the scenario discussed in the risk factor. To date, two Eligible Employees have affirmatively declined the Offer by noting their desire to do so in writing and delivering this communication to the Company’s Treasury Department.
Section 6. Conditions of the Offer, page 15
     Comment 9: We refer you to the disclosure in the last paragraph of this section that your failure at any time to exercise any of the offer conditions will not be deemed a waiver of such conditions. This language suggests that even once a condition is triggered, the company can decide whether it is advisable to proceed with the offer. We agree. However, when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please revise.
     Response 9: The Company notes the Staff’s comment and has revised the disclosure to read as follows:
The conditions to this Offer are for our benefit. We may assert them in our sole discretion prior to the Closing Date regardless of the circumstances giving rise to them. We may waive them, in whole or in part, at any time and from time to time prior to the Closing Date, in our sole discretion, whether or not we waive any other condition to this Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. If we waive one of the conditions set forth above in response to a specific set of circumstances, that condition will still apply to different or new circumstances, but will be deemed waived with respect to the specific circumstances that triggered such condition and our subsequent decision to proceed with the Offer. Any determination we make concerning the events described in this Section 6 will be final and binding upon all persons. Notwithstanding anything set forth in this Section 6, this Offer may be terminated at any time, even after the Closing Date,

Securities and Exchange Commission
Attention: Jeffrey B. Werbitt, Esq.
July 28, 2005

if approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of our New Options or underlying shares as contemplated herein, is unavailable or revoked.
The Company supplementally advises the Staff that it understands and acknowledges its obligations under Rules 13e4-(d)(2) and 13e-4(e)(3).
     Comment 10: While you may condition your tender offer on any number of conditions, those conditions must be clearly and specifically described in your offer materials and must be outside of your control. We are concerned that some of the listed offer conditions are so broadly drafted as to potentially render this offer illusory, and to make it impossible for a security holder to determine what events or occurrences will allow you to terminate it. Please generally revise to narrow your conditions, quantifying where possible. The following are examples of offer conditions which we believe are problematic because of their breadth or lack of specificity; however, these examples are not intended to be an exhaustive, and we urge you to examine and revise this section generally:
(c)(iv)	Quantify a material and adverse affect on your financial condition, income and operations.

(d)	This condition is so broadly drafted as to essentially allow you to assert it under any circumstances. Also, this condition appears to allow you to terminate the offer based on voluntary actions by the company. For example, RF Micro may assert this offer condition if there is “any change or changes in [its] business, condition (financial or otherwise), assets, operations, prospects or share ownership.” Further, you refer to governmental or legal action or proceeding, law or regulation that may be material to RF Micro. This language appears to include both positive and negative effects on the business, and may be so broad as to render the offer illusory.
     Response 10: The Company respectfully submits that the conditions set forth in Section 6 do not render the Offer illusory because such conditions set forth in detail the events that, in the Company’s sole discretion, could lessen or negate the benefits of the Offer to the Company. Because the Company is not required to conduct the Offer, but has voluntarily undertaken such Offer, the Company should be afforded the discretion to complete the Offer if it is in the best interests of the Company and its shareholders, or terminate such Offer if the benefits of the Offer are diminished subject to Section 6 of the Offer to Exchange. The Company advises the Staff that circumstances may arise or events may occur, which are unforeseen at the time of the commencement of the Offer, that may impair the benefit of the Offer to the Company. Such events, the Staff correctly asserts, may result in a positive or negative impact on the Company’s business, and the Company notes that even certain positive events may give rise to a legitimate reason to terminate the Offer. For example, the positive impact of a substantial increase in the

Securities and Exchange Commission
Attention: Jeffrey B. Werbitt, Esq.
July 28, 2005

price of the Company’s common stock could nonetheless diminish or negate the benefit of the Offer to Exchange by significantly reducing the number of “out-of-the-money” Eligible Options, thereby eliminating much of the incentive of the Option Exchange Program. The Company, as the offeror, should be afforded the discretion of determining, in its reasonable judgment, whether such positive or negative events that are entirely outside the direction or control of the Company would diminish the contemplated benefits of the Offer to the Company, its shareholders and/or the Eligible Employees. The Company further submits that such discretion does not render the Offer illusory because the Company would not incur the cost of commencing the Offer if it did not have the bona fide intention of completing the Offer.
     Nevertheless, the Company acknowledges the Staff’s concern about certain conditions that could be construed as overly broad and could inappropriately impact an Eligible Employee’s decision whether to tender his or her Eligible Options. In that regard, the Company has revised the following subpart of Section 6:
(d)	any (i) change or changes occur in our business, condition (financial or other), assets, income, operations, prospects or share ownership, (including as a result of any changes in law or accounting principles), or (ii) ~~there is any~~ governmental or legal action or proceeding, law or regulation, that, in our reasonable judgment, were unanticipated by the Company and is ~~or may be~~ material to us or materially impairs ~~or may materially impair~~ the benefits, or materially increases the burden, of the Offer to us;
The Company respectfully advises the Staff that it is unable, with any reasonable degree of certainty, to quantify what would constitute a material adverse effect on its financial condition, income and operations because any such analysis is heavily based on the facts and circumstances of the event or occurrence. Additionally, the Company may encounter events or occurrences that, while not necessarily material from a quantitative perspective, could be qualitatively material and require the Company to engage in the type of analysis required by Staff Accounting Bulletin No. 99. As such, the Company does not believe that it should quantify its conditions because it may inappropriately limit the Company’s ability to address the particular circumstances of an event or occurrence that, after engaging in both a quantitative and qualitative analysis, would require the Company to terminate the Offer if it were in the best interests of the Company, its shareholders and/or its Eligible Employees.
Section 17. Forward-Looking Statements, page 24
Comment 11: Refer to the last sentence in this section. Your disclaimer of any obligation to update disclosure in the offer materials is inconsistent with your obligation to due so under Rule 13e-4(c)(3). Please delete.

Securities and Exchange Commission
Attention: Jeffrey B. Werbitt, Esq.
July 28, 2005

     Response 11: The Company notes the Staff’s comment and has deleted the last sentence of this section.
Election Form
Comment 12: We note your request that the security holder acknowledge that they have “read the Offer to Exchange” and “understand that participation in the Option Exchange Program has certain risks and uncertainties.” It is not appropriate to require security holders to attest to the fact that they “read” or “understand” the terms of the offer as such language effectively operates as a waiver of liability. Please delete this and other similar language throughout these materials.
     Response 12: The Company believes that it is important for its Eligible Employees to read and understand the terms of the Offer to Exchange so that the Eligible Employees can make fully-informed decisions with respect to the Offer to Exchange. The Company has asked Eligible Employees to acknowledge that they have “read the Offer to Exchange” and that they “understand that participation in the Option Exchange Program has certain risks and uncertainties” in order to impress upon such Eligible Employees the importance of understanding and carefully considering the Offer to Exchange. Thus, the cited language was designed to benefit the Eligible Employees. Nothing in the Election Form is intended to operate as a waiver of liability and the Company notes its obligations pursuant to Section 29(a) of the Exchange Act, which would render void this provision insofar as it purported to waive compliance by the Company with any provision of the Exchange Act. In that regard, the Company supplementally advises the Staff that no Eligible Employee will be deemed to have waived, whether expressly or by implication, any obligation of the Company as a result of executing and delivering the Election Form. The Company respectfully requests the Staff’s concurrence that all such language relating to “reading” or “understanding” the documents remain in the Offer materials for the protection of employees as opposed to waiver of liability purposes.
Closing
     The Company acknowledges:
•	its responsibility for the accuracy and adequacy of the disclosures in the filings made in connection with the Option Exchange Program;

•	that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
Attention: Jeffrey B. Werbitt, Esq.
July 28, 2005

     We hope that the above responses will be acceptable to the Staff. If you have any questions regarding Amendment No. 2 to the Schedule TO-I or the foregoing, kindly contact the undersigned at 704.331.4925 as soon as possible, as the Company’s Offer is scheduled to close at 12:00 midnight EDT on August 5, 2005. Thank you for your time and attention.
Best regards,
WOMBLE CARLYLE SANDRIDGE & RICE
A Professional Limited Liability Company
/s/ Ross H. Parr
Ross H. Parr
Enclosures

cc:	Jeffrey B. Werbitt, Esq. Securities and Exchange Commission

Suzanne B. Rudy Nina Saravia RF Micro Devices, Inc.

Jeffrey C. Howland, Esq. Womble Carlyle Sandridge & Rice, PLLC